UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

 Yes          No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

 Yes          No     X

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Exhibit 1.1 Amended and Restated bylaws (Estatutos) of Banco Bilbao Vizcaya Argentaria, S.A. (English translation)

This Form 6-K is incorporated by reference into BBVA’s Registration Statement No. 333-289121 on Form F-3 and Registration Statements Nos. 333-240248, 333-228053, 333-217073, 333-208728, 333-199835, 333-191625, 333-185538 and 333-178186 on Form S-8 filed with the Securities and Exchange Commission (“SEC”).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 29, 2026	By: /s/ José María Caballero Cobacho

Name: José María Caballero Cobacho

Title: Head of ALM